Exhibit 99.1

AFYA LIMITED ANNOUNCES RESULTS OF

ANNUAL GENERAL MEETING HELD ON JULY 23, 2021

Nova Lima, Minas Gerais, Brazil, July 23, 2021 – Afya Limited, or “Afya” (Nasdaq: AFYA) announced today that the resolutions set out in its Notice of Annual General Meeting dated June 28, 2021 were duly passed at its Annual General Meeting held today: (1) the approval and ratification of Afya’s financial statements as of and for the fiscal year ended December 31, 2020; and (2) the approval of the Amended and Restated Memorandum and Articles of Association available at Afya’s website at https://ir.afya.com.br, subject to and with effect from Closing (as that term is defined in the share purchase agreement dated on or about June 7, 2021 between Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and Erste WV Gtersloh Gmbh).

About Afya Limited

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact:

Investor Contact: ir@afya.com.br

IR Website: ir.afya.com.br